UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 001-12142

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petróleos de Venezuela, S.A.
Full Name of Registrant

Venezuelan National Petroluem Company
Former Name if Applicable

Avenida Libertador La Campiña, Apdo. 169
Address of Principal Executive Office (Street and Number)

Caracas 1010-A Venezuela
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petróleos de Venezuela, S.A. (PDVSA) respectfully notifies the Securities and Exchange Commission that it will not file its 2003 annual report on Form 20-F by June 30, 2004.

As previously disclosed in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 24, 2003, PDVSA was affected by a work stoppage during December 2002 and January 2003 that disrupted its Venezuelan operations and administrative activities.

In 2003, the company focused on re-establishing its Venezuelan operations and internal controls over operational activities.  Nevertheless, the company’s financial reporting systems continue to suffer delays in the generation and preparation of financial statements.  In particular, there were delays in closing the year-end accounting records and in the analysis of accounts.  As a result, the company’s external auditors have not been able to complete their fieldwork and are not yet in a position to issue an opinion on the company’s financial statements.  Therefore, the company cannot issue its financial statements and will be delayed in filing its 2003 annual report.  The filing will be made as soon as the 2003 audit is completed.

The audit of our subsidiary, PDVSA Finance Ltd., has been completed for the year ended December 31, 2003 and it furnished its audited financial statements for 2003 to the Securities and Exchange Commission on Form 6-K on May 4, 2004.  It also has furnished to the Securities and Exchange Commission on Form 6-K its interim financial statements for the three months ended March 31, 2004 on June 2, 2004.  Also, our subsidiary, CITGO Petroleum Corporation, filed with the Securities and Exchange Commission its 2003 annual report on Form 10-K on March 30, 2004 and its 2004 first quarter report on Form 10-Q on May 7, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ali Rodriguez Araque	(011-58-212) 708-4204	(011-58-212) 708-4833
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PETROLEOS DE VENEZUELA, S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2004	By	/s/ Ali Rodriguez Araque
			Name:	Ali Rodriguez Araque
			Title:	President